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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

02053806

SEC FILE NUMBER
8- 22640

SEC MAIL PROCESSING SECTION RECEIVED DEC 27 2002 WASH, D.C. 207

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/01 (MM/DD/YY) AND ENDING 10/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

E.A. MOOS & CO., L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 SUMMIT AVENUE

(No. and Street)

SUMMIT	NEW JERSEY	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

EDWARD A. MOOS (908) 273-6010

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

M.R.WEISER & CO.LLP

(Name — *if individual, state last, first, middle name*)

3000 MARCUS AVENUE	LAKE SUCCESS	NY	11042
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 15 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, EDWARD A. MOOS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of E.A. MOOS & CO., L.P., as of OCTOBER 31, ~~XX~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Edward A. Moos
Signature

PARTNER
Title

[signature]
Notary Public
My Commission expires Feb. 21, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of ~~Income (Loss)~~ Operations.
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

E. A. Moos & Co.
Capital Markets Specialists

47 Summit Avenue, Summit, New Jersey 07901
(908) 273-6010
Fax (908) 273-6282

* *

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2002

* *

E.A. MOOS & CO., L.P.
(A LIMITED PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION
OCTOBER 31, 2002

ASSETS

Cash	$ 72,762
Receivable from clearing organization	2,895,537
Deposit with clearing organization	54,298
Securities owned:	
Marketable, at market value	26,964,110
Not readily marketable, at estimated fair value	3,065,804
Interest receivable	243,231
Note receivable - affiliated company	1,358,000
Loans receivable - partners	965,125
Property, equipment and leasehold improvements, net	262,655
Other assets	20,070
	$ 35,901,592

LIABILITIES AND PARTNERS' CAPITAL

Liabilities:	
Securities sold under agreements to repurchase	$ 24,812,500
Security transactions not yet due for settlement	425,851
Securities sold, not yet purchased, at market value	212,080
Due to affiliated company	206,630
Accrued expenses	52,873
Total liabilities	25,709,934
Commitment	
Partners' capital	10,191,658
	$ 35,901,592

The accompanying notes are an integral part of this financial statement.

E.A. MOOS & CO., L.P.
(A LIMITED PARTNERSHIP)

NOTES TO FINANCIAL STATEMENT

1. ORGANIZATION:

E.A. Moos & Co., L.P. (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. trading primarily in fixed income securities issued by the U.S. Treasury and various state and local governments as well as equity securities. The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are valued at market, and investments in limited partnerships are recorded at fair value as determined by management. Unrealized gains and losses are recognized in trading revenue.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Repurchase Agreements:

Repurchase agreements are carried at the amount at which the securities will be subsequently reacquired as specified in the agreement. The Company continues to report assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. Open contractual commitments are carried at market value and the resulting unrealized gains or losses are reflected in trading revenue.

The approximate market values of the collateral including accrued interest, at October 31, 2002, on repurchase agreements is $24,821,160. The market value of the repurchase agreements approximates their carrying value.

Property, Equipment and Leasehold Improvements:

Property, equipment and leasehold improvements is stated at cost less accumulated depreciation and amortization. Depreciation of equipment is computed using the straight-line method over the estimated useful lives of the related assets ranging from five to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the improvements.

Income Taxes:

As a partnership, the Company is not itself liable for federal or state income taxes. Each partner is responsible to report separately his or her distributive share of partnership income to tax authorities. It is currently anticipated that amounts to be withdrawn by the partners to meet their income tax liabilities will not significantly affect the financial condition of the Company.

3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 2,032,749	
U.S. government obligations	24,823,322	
Corporate stocks	108,039	$ 212,080
	$ 26,964,110	$ 212,080

Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the company.

At October 31, 2002, these securities, at estimated fair values, consist of the following:

Limited partnerships	$ 3,062,504
Restricted stock	3,300
	$ 3,065,804

The investments in limited partnerships, for which there are no established market prices, are recorded at fair values as determined by management. Management has determined that, for these investments, cost as adjusted for the Company's equity in income (loss) of the partnerships reduced by distributions and increased by contributions approximates fair value.

4. RELATED PARTIES:

Due to Affiliated Company:

The Company has at October 31, 2002 an amount payable to an affiliated company under common ownership which is due on demand and non-interest bearing.

Note Receivable - Affiliated Company:

The Company entered into a transaction with an affiliated company related to the sale of a limited partnership interest for $1,548,000. In exchange for the limited partnership, the Company received a note with a term of five years, bearing interest at 6.2%. From inception the Company has received $190,000 of principal payments against the note.

Loans Receivable - Partners:

The Company has made loans to partners which are due on demand and bear interest at 4% per annum.

5. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Property, equipment and leasehold improvements consists of the following:

Land and building	$	218,624
Equipment		209,777
Leasehold improvements		50,024
		478,425
Accumulated depreciation and amortization		215,770
	$	262,655

6. 401(k) PLAN:

The Company maintains a 401(k) plan for all eligible employees. The Company, at the discretion of the partners, may match the employees' contributions, based upon a percentage determined annually. Participants are 100% vested in all contributions to their accounts.

7. PAYABLE TO BROKER:

Any amounts payable to the broker are collateralized by marketable securities, with interest payable monthly at 1% per annum above the federal funds rate. There was no payable outstanding at October 31, 2002.

8. NET CAPITAL REQUIREMENTS:

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital to the greater of $100,000 or 1/15 of aggregate indebtedness including specific items. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At October 31, 2002, the Company had net capital, as defined, of $3,984,634 which exceeded the required minimum net capital of $100,000 by $3,884,684. At October 31, 2002, the Company had aggregate indebtedness of $259,503. The ratio of aggregate indebtedness to net capital was .07 to 1.

9. LEASE:

The Company is obligated under an operating lease, covering its office space, which expires on December 31, 2002. The lease is subject to escalation charges based on increases in real estate taxes and maintenance costs. The Company is currently negotiating an extension of the lease. The future minimum annual lease payments on the noncancellable lease are as follows:

Year Ending October 31,	
2003 (2 months)	$ 3,400

10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK:

In the normal course of business, the Company's trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the other party is unable to fulfill its contractual obligations.

The Company, as a part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices. The Company also engages in the trading of securities, such as short options and futures.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

Securities that the Company has not received or delivered at the settlement date result in fails. Should the other party to these transactions be unable to fulfill its obligations, the Company may be required to purchase or sell these securities at prevailing market prices.

10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK (Cont'd):

The Company's trading activities include the purchase and sale of futures and option contracts. These transactions are executed at another broker and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The settlement of these transactions is not expected to have a material effect upon the Company's statement of financial condition.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held or given as collateral in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company completes credit evaluations of other brokers and dealers and financial institutions, where there is thought to be credit risk.

In the normal course of business, the Company may have cash at banks in excess of federally insured limits and is exposed to the credit risk resulting from this concentration of cash.

The Company's customers are located nationwide.

* *

The Company's Statement of Financial Condition as of October 31, 2002 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

INDEPENDENT AUDITORS' REPORT

To the Partners of
E.A. Moos & Co., L.P.

We have audited the accompanying statement of financial condition of E.A. Moos & Co., L.P. (the "Company") as of October 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of E.A. Moos & Co., L.P. as of October 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

M.R. Weiser & Co. LLP
CERTIFIED PUBLIC ACCOUNTANTS

Lake Success, N. Y.
December 12, 2002